June 1, 2015

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Murphy USA Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 27, 2015

File No. 001-35914

Dear Ms. Ransom:

We are writing this letter to respond to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated May 19, 2015 with respect to the Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2014 filed by Murphy USA Inc. (the “Company”) on February 27, 2015.  For your convenience, we have reproduced the Staff’s comments preceding our responses.

Business

Our Competitive Strengths, page 3

1.

We note your statement here that you collaborate with Wal-Mart on a fuel discount program, which you believe “enhances the customer value proposition as well as the competitive position of both [you] and [Wal-Mart]....”  In future filings, please provide a detailed discussion and analysis of this program, including any plans for possible expansion.  Please tell us what this disclosure will look like.

Response:In addition to the brief discussion of the discount program that you noted in the section entitled “Strategic and complementary relationship with Walmart”, we have provided some additional details of this discount program on page 2 in the first paragraph under Item 1. Business.    In that overview of the business, the following disclosure is provided:

“Our retail stations under the brand name Murphy USA® participate in the Walmart discount program that we offer at most locations.  The Walmart discount program offers a cents-off per gallon purchased for fuel when using specific payment methods as decided by Walmart and us.  The amount of the discount offered can vary based on many factors, including state laws.  Our Murphy Express branded stations are not connected to the Walmart discount program but are otherwise similar to the Murphy USA sites, including the types of fuel and merchandise offerings available to our customers.”

We would propose to expand the disclosure on page 2, in future filings, to include the following additional information:

“In 2014, the discount offered ranged from $0.03 per gallon to $0.05 per gallon (depending upon payment methods) from January 1 to mid-May and from early September to December 31.  From mid-May to early September, an enhanced discount program (depending upon payment methods) ranged from $0.10 per gallon to $0.15 per gallon.  Both the regular discount program and the enhanced discount program are not allowed in certain states and therefore we do not offer the discounts in those locations.  Both discount programs have historically resulted in increased traffic at our locations which we believe translates to additional fuel and merchandise sales volumes.    In addition, the discount program improves our payment mix which results in lower costs.  Together, these benefits have historically offset the contributions Murphy USA makes to co-fund the discounts.  Our current approach is to continuously offer the $0.03 to $0.05 per gallon discount program at our Murphy USA sites where allowed by law, and annually decide if and/or when to offer an enhanced program.  Decisions related to the discount and enhanced discount programs involve Walmart and their card issuers and therefore consider their economics and marketing priorities.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 43

2.

We note your disclosure on page 28 that “[i]n October 2014, the Company’s Board of Directors authorized a second stock repurchase plan of up to $250 million of the Company’s common stock to be executed by December 31, 2015.”  Please tell us what consideration you gave to providing a discussion and analysis of the impact of such repurchase plan on your liquidity and capital resources.  Refer to Item 303(a)(1)-(2) of Regulation S-K.

Response:On page 43 in the section “Significant sources of capital” we made the following statement which we believe addressed the requirements of Item 303(a)(1)-(2):

“We believe our short-term and long-term liquidity is adequate to fund not only our operations, but also our anticipated near-term and long-term funding requirements, including capital spending programs, execution of announced share repurchase programs, potential dividend payments, repayment of debt maturities and other amounts that may ultimately be paid in connection with contingencies.”

In addition to this language, we would propose in future filings to add language similar to the following:

“Approved share repurchase programs

In May 2014, the Board authorized a stock repurchase program which allowed for the repurchase of $50 million of common stock of the Company.  This program was completed in May 2014 with the purchase of 1,040,636 common shares at an average cost of $48.07 per share using operating cash flows.

In October 2014, the Board authorized a stock repurchase program which allows for the repurchase of $250 million of common stock of the Company.  This program is expected to be completed as of December 31, 2015.  Through December 31, 2014, 21,770 common shares of the Company had been repurchased at an average price of $60.97 per share leaving nearly $248.7 million to be spent under this program prior to December 31, 2015.  We anticipate that the remaining purchases under this share repurchase program will be funded through existing cash balances and operating cash flows, and, if needed, borrowings under the $450 million ABL facility.  In addition, we do not expect this repurchase program to negatively impact our ability to fund future development projects such as building new stores.”

We trust that we have adequately responded to your requests with regard to the foregoing items.  In addition, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or desire further explanations, please call me at (870) 875-7514 or Donald Smith, VP and Controller at (870) 881-6878.

Very truly yours,

/s/ Mindy K. West
Mindy K. West
Executive Vice President and Chief Financial Officer
Murphy USA Inc.